FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 21 de octubre de 2015

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente :

Conforme a lo dispuesto en los artículos 9 y 10 de la Ley N°18.045 y en la Recopilación de Normas de la Superintendencia de Bancos e Instituciones Financieras, se informa que en la sesión ordinaria de directorio de Banco Santander - Chile, celebrada el día de ayer, don Lisandro Serrano Spoerer renunció a su cargo de Director Titular.

Sin otro particular, le saluda atentamente,

Cristián Florence Kauer
Gerente General Subrogante

C.c.:	Superintendencia de Valores y Seguros.
Bolsas de Valores

Santiago, October 21, 2015

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present:

Ref: Material Event Report

Mr. Superintendent:

It accordance with Articles 9 and 10 of Law 18,045 and the Standards of the Superintendency of Banks and Financial Institutions, we report that at the regular board meeting of of Banco Santander - Chile, held the day of yesterday, Mr. Lisandro Serrano Spoerer resigned as a member of the bank’s board.

Sincerely,

Florence Cristian Kauer
Acting General Manager

C.c.:	Superintendencia de Valores y Seguros.
Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 22, 2015